                 COVER

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                   U. S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

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                                FORM 10-SB

                 General Form For Registration of Securities
                of Small Business Issuers Under Section 12(b)
                   or 12(g) of the Securities Act of 1934

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                        NORTHBOROUGH HOLDINGS, INC.
              (Name of Small Business Issuer in Its Charter)



Colorado                                               05-0508624
(State or Other Jurisdiction of                       (I.R.S. Employer
Incorporation or Organization)                        Identification No.)

17 West Cheyenne Mountain Blvd.
Colorado Springs, CO 80906                            T2C 2W7
(Address of Principal
Executive Office)                                     (Zip Code)

                              (401) 453-6870
              (Issuer's Telephone Number, Including Area Code)

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       Securities to be registered under Section 12(b) of the Act:  None
         Securities to be registered under Section 12(g) of the Act:

                        Common Stock, $0.01 par value
                             (Title of Class)

                         FORWARD LOOKING STATEMENTS


THIS FORM 10-SB12G AND OTHER STATEMENTS ISSUED OR MADE FROM TIME TO TIME BY NORTHBOROUGH HOLDINGS, INC. OR ITS REPRESENTATIVES CONTAIN STATEMENTS WHICH
MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FIFTEEN U.S.C.A. SECTIONS 77Z-2 AND 78U-5 (SUPP. 1996). THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF NORTHBOROUGH HOLDINGS, INC. AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS
ON WHICH SUCH STATEMENTS ARE BASED. PROSPECTIVE INVESTORS ARE CAUTIONED
THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS ARE SET FORTH
IN THE SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS
INCLUDED AS EXHIBIT 99.1 TO THIS FORM 10-SB12G, AND ARE HEREBY INCORPORATED HEREIN BY REFERENCE.

THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS TO REFLECT CHANGED ASSUMPTIONS, THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES TO FUTURE OPERATING RESULTS OVER TIME.

ITEM 1.  DESCRIPTION OF BUSINESS

     1.  BUSINESS DEVELOPMENT

HISTORICAL

Northborough Holdings, Inc. ("Holdings") was incorporated as a private company by certificate of incorporation under the laws of the State of Colorado on November 24, 1999. Holdings principal office is located at 17 West Cheyenne Mtn. Blvd., Colorado Springs, Colorado 80906 and has no paid employees at this time.

Northborough Realty Holdings, LLC ("Realty") was organized as a limited liability company under the laws of the State of Rhode Island on May 29, 1996, and is a wholly owned subsidiary of Holdings. Realty's principal office is located at 1250 Turks Head Building, Providence, RI 02903 and has no paid employees at this time. Holdings and Realty are sometimes hereinafter collectively referred to as the "Company".

BUSINESS OF THE COMPANY

     Background and Company Strategy

     Holdings, a Colorado corporation, is a start-up company formed to engage directly in financial services and to own all of the membership interests of Realty. Realty focuses primarily on the acquisition, management and/or liquidation of non-performing loan portfolios ("Asset Portfolios"), individual non-performing and under-performing loans ("Assets") and distressed real estate, securities and other properties for its own accounts and to manage for third party investors. Realty began operations on May 29, 1996, and the officers of Realty have extensive experience in Asset and Asset Portfolio acquis ition and management business. Further details with regard to their experience is set forth in the section below-entitled "Management." The
Company is engaged in an effort to raise capital and perform due diligence to locate Asset Portfolios and Assets for its own acquisition or by joint venture with well capitalized partners. The business of the Company involves acquiring Asset Portfolios and Assets at a substantial discount to face value and resolving them to obtain a maximum recovery. The Company will also be involved in commercial mortgage banking and, to a lesser extent, commercial lending and residential mortgage lending. The Company also will engage in the acquisition, development, re-development, leasing and managing of commercial real estate. The Company expects to become a major presence in the Northeastern United States in these and related areas in the next two (2) years and will expand operations to the South and Southwest over the next three (3) years. The Company will focus its efforts on the following fronts:

     1. Asset Management

        Asset and Asset Portfolio acquisition and management will be the primary area of focus by the Company. The Company seeks to acquire and manage Assets and Asset Portfolios consisting of distressed loans secured by real estate and other collateral. While the market for distressed loans has been reduced in the last couple of years due to strengthening financial institutions and real estate markets, there remains significant opportunities to acquire such assets by purchasing smaller Asset Portfolios and single Assets. Furthermore, by staying active in these areas and maintaining access to significant cash reserves, the Company will be poised to take advantage of buying opportunities during the next inevitable economic downturn.

     2. Real Estate Investment

        The Company intends to become a significant investor in commercial real estate properties throughout New England, with expansion into New York and the Mid-Atlantic Region, and ultimately into Southern and Southwestern U.S. The primary acquisitions of real estate shall come about through the Company's foreclosure on collateral securing loans it has purchased. However, the Company will also purchase real estate through distressed sale scenarios, such as foreclosures, receiverships, bankruptcy proceedings, and estate
sales.   This approach to acquisition remains particularly important in a time of rising real estate prices. It is the Company's belief that the recovery in the real estate market is pushing prices to a point which might eclipse the inherent value of the asset. As such, to avoid being a purchaser at the peak of the market, the Company will seek to acquire properties from distressed sellers at a discount to current market price. The Company looks for properties that are fundamentally sound, but may be available at distress prices as a result of mismanagement, an excessive debt burden, or other similar problems. The Company will target a wide range of commercial real estate properties, including office buildings, retail, industrial and multi-tenant residential properties. While the recovered/recovering real estate markets have narrowed the dramatic discounts to market value which distressed sales have produced over the past five (5) years, significant opportunities remain for those investors who are able to identify assets in those areas where demand for space continues to grow on a solid and non-speculative basis.

     3. Commercial Lending

        The Company shall also engage in a limited amount of direct lending to small businesses and commercial real estate borrowers. The Company can perform a range of commercial mortgage banking services, such as origination, underwriting, placement, selling and servicing. This is an area of great growth potential given the large number of commercial real estate loans outstanding throughout the Northeast and the nation, many of which are refinanced each year. Initially, the Company intends to focus on bridge loans to borrowers who have an immediate need for capital to acquire or improve real estate or to make investments in their business interests in preparation for sale or refinancing. Given the immediacy of the need for such funds, the Company can command significant fees and points in addition to the above market interest rates as permitted by law. Such loans can be held by the Company or placed with third party investors. The Company will seek loans where the borrower has substantial collateral (almost always real estate or other fixed assets) with significant equity available in case of default. Normally, the Company looks for loan-to-value ratios of at least 70% before making such loans. Personal guaranties will also generally be required.

     4. Longer Term Opportunities

        (a) Small Business Investment Corporation. The Company may wish to register itself or a wholly-owned subsidiary as a Small Business Investment Company (an "SBIC") under the U.S. Small Business Administration's (the "SBA") 7(a) Program. This would enable the Company to make SBA guaranteed loans to small businesses for start-up, acquisitions, and expansion. Controlling or operating an SBIC would also enable the Company to make equity investments and/or take warrants in the borrowers as further conditions to the loans.

        (b) Residential Mortgage Lender. The Company may also establish a residential mortgage lending/brokerage arm or subsidiary to engage in brokering and/or direct lending of residential loans for acquisitions and/or equity loans to homeowners. This type of business may best be developed by acquisition of an established mortgage lender or broker.

     B. THE BUSINESS, MARKETS, OPERATIONS, AND DEVELOPMENT STRATEGY

        1. Loan Portfolio Acquisition and Resolution

           The Company and its principals believe that the deep drop in the real estate market, as well as the overall economy in the late 1980's and early 1990's has caused a significant and lasting change in the real estate, banking and commercial lending industries. When real estate values were imperiled in the late 1980's as a result of the Tax Reform Act of 1986 and other factors, banks and other lending institutions were left with a large amount of defaulted loan obligations secured by real estate mortgages. These defaults, poor management and other economic factors caused many banking institutions to fail. Those that did not fail still had to raise or maintain sufficient capital to reserve against bad loans. One of the ways such loan reserve requirements were dealt with was to sell off defaulted loan portfolios. This was a relatively new process for most such lending institutions and at first was often done in an inefficient manner. However, over the past ten (10) years, these institutions have developed procedures and policies in an attempt to make such sales a normal part of their business practices. There has also emerged a market for companies to manage and resolve Asset Portfolios for third parties. The substantial volume of under-performing and non-performing loans and foreclosed assets combined with the under-staffing of management by banks and insurance companies has convinced many such institutions to hire third parties to manage and resolve
these Assets.   The Resolution Trust Company (the "RTC") and the Federal
Deposit Insurance Company (the "FDIC") were also forced to contract out the resolution of certain Asset Portfolios. Also, in the late 1980's and early 1990's many banks and savings and loans did fail and were taken over by the FDIC and/or the RTC. These government agencies set about liquidating the loan portfolios of these institutions in formal auctions and individual asset sales. Such auctions continue today on a regular basis.

     Given this recent history, it appears that a permanent market has emerged in the areas of Asset Portfolio acquisition, management and resolution services. Various institutions, including commercial banks, governmental agencies, insurance companies and other financial institutions make such assets available for acquisition at a discount from their face value. Through negotiation and/or foreclosure these loans are either paid out or collected by sale of the collateral and/or judicial process.

     As with many business strategies timing is critical and there can be no assurance that the Company can anticipate cyclical changes in those economics
impacting its success.   It appears that inventory of defaulted loans has
diminished over the past ten (10) years due to the recovering/recovered real estate market and overall economy. The banks, insurance companies and other financial institutions which survived the tumult have generally emerged in a stronger position. They currently have smaller portfolios of loans in default (relative to assets) and have attempted to establish better staffed and more experienced loan officers to handle the collection and sale of such Assets Portfolios. Also, more participants have entered the market as buyers of such

Assets and the availability of deeply discounted loans has diminished. Nonetheless, the Company believes that the time is ripe to increase its available funds for acquisition of individual loans and loan portfolios in preparation of the inevitable dip in the economic cycle. It is our belief that the combination of competition for market share by lending institutions combined with increases in market price of the underlying collateral is leading to a potential increase in the level of defaults should there be a lull in the economic cycle. It appears that there is a "continuing erosion in commercial loan quality despite the economy's overall vigor." Wall Street Journal. Bank Stocks are Facing Added Pressure From Worry Over Loans, Portfolio Losses, Sept. 14, 1999". Even in these times, which many consider to be the best in recent history, the total of nonperforming loans at the 25 largest banks in the United States has increased 19% since the end of 1998 and has surged 30% from June of 1999. Id. More recently Federal Reserve Chairman Alan Greenspan has warned banks about bad loans stating the "[l]ending granted on [the basis that the strong economy is `ordinary and expected'] could have grave consequences for the [banking] industry's ability to weather weaker economic conditions." Associates Press, March 8, 2000. He further stated that, "[W]e have seen growing evidence of credit granted solely on the expectation that the current robust conditions well continue indefinitely, with little thought as to how borrowers might perform under more stressful conditions". Id. The FDIC has also predicted that as many as twenty (20) banks could fail this year. Id. This trend, combined with the increase in bank consolidation and the fact that financial institutions have embraced the idea of disposing of underperforming assets through outright third party sales in order to improve the their balance sheet, make it likely that the available inventory of Assets should increase in the near future.

     By establishing and maintaining a presence in this market, the Company believes it can still make significant returns during the current period while maintaining sufficient liquidity to take advantage of market anomalies in anticipation of a time where there are more dramatically discounted loan portfolios. Even were such market adjustment not to develop for an extended period, the Company's personnel are experienced and adept at locating and purchasing assets at an initial price which allows for competitive current returns and appreciation through value-added activities.

     Most Assets and Assets within Asset Portfolios the Company will purchase will be in payment default when acquired. Once purchased, the Company assumes control of the management of the Asset or Asset Portfolio, which includes servicing and resolution . Normally, the Company will not renew or refinance
the obligations, but will look to recovery through either (i)   a discounted
payoff from the borrower (often accomplished by refinancing through a third party lender), or (ii) foreclosure and sale of the collateral. However, in some instances where the Asset has been acquired at a substantial discount and the borrower agrees to continue to pay in accordance with the loan terms, the Company will choose to hold the Asset due to its high current rate of return.

     The Company believes that currently its greatest opportunity for return is to purchase for its own accord Assets and Asset Portfolios. However , in some instances the Company will perform due diligence and investigatory services for third party investors. The Company can assist the third party in preparation of its bid for the Assets and in the acquisition. The Company can either serve as a partner in the acquisition and own a portion of the Asset or it can act as an outside contractor to manage and resolve the Asset for a fee.

     Many of the Assets and Asset Portfolios that are purchased by the Company will be primarily tied to the real estate securing the loan. However, there will also be some collateralized business loans, which will be resolved based either on the cash flow of the business, real estate owned by the business and/or other collateral securing the loan. The Company will obtain information and learn of Asset Portfolios and individual Assets available for sale from many different sources. The management of the Company have established relationships with various financial institutions from which they have purchased assets before and there will be repeat business and referrals from those sellers. The individual reputations and relationships that management has established with various Asset sellers will be further solidified by the Company gaining reputation as an active portfolio purchaser with sufficient resources and a steady commitment to the market. There are also additional sources of business from joint venture partners or investors who will seek the Company's assistance in Asset Portfolio purchases and management, as well as other contacts developed and initiated by management of the Company.

     The Company will generally fund its purchase of the Assets and Asset Portfolios with the combination of equity raised through private and public offerings, debt or lines of credit which it will establish with lending institutions, and internal cash flow. The amount of Assets or Asset Portfolios purchased will greatly depend upon the availability of capital, the availability of Assets and Asset Portfolios, and the success of offers made by the Company to purchase those Assets and Asset Portfolios. The process the Company will undergo in making an offer to purchase an Asset or an Asset Portfolio is fairly well established. Generally, the Company's management will conduct an extensive evaluation of the individual loan or loans which make up the pool offered for sale. There may be certain instances where there are unusually large number of Assets which are offered for sale, and as a result the Company will perform extensive investigation with regard to an adequate sampling in order to determine an appropriate bid price for the pool. A typical examination of a credit file includes reviewing and analyzing all information made available by the seller. It generally includes review of the credit and collateral files, the legal documents, and all relevant material that may be available (including in some instances correspondence, taxes, judgment and other records) and an analysis of the underlying collateral. The underlying collateral will be viewed by conducting site inspections, appraisals or other valuations from experts with experience in that market. The Company will also review and consider ongoing economic information and meet with individuals familiar with local markets where the real estate or other collateral is located. The Company has an advantage to the original lender when it performs its review because it can base its valuation on the present value of the estimated total cash flow from the resolution of the Asset. Generally, these loans will be resolved prior to their maturity, as it is the Company's intention not to refinance or renew the
purchased assets.   The goal is to expedite the recovery.

     The review of Assets and Asset Portfolios will be conducted by management and employees with substantial experience in the analysis of non-performing and under-performing loans. Management has a broad range of experience includes commercial lending with major financial institutions, legal experience in commercial lending, collection, workout and bankruptcy, and commercial real estate development and management. When determining what to bid on an Asset, management will work together to form bids based upon the value of each Asset, the underlying collateral, the likely cash flow and the likely time and expense necessary to obtain sufficient recovery.

     The competition the Company will meet in the Asset acquisition areas is somewhat fragmented. There are national, local and regional competitors in the Asset acquisition and Asset management markets. Many of these competitors are larger and have far greater financial resources than the Company does.
The Company also anticipates based on its management's prior experience that there will continue to be increasing competition and a market for Asset Portfolios and individual Assets which may limit the near term profit margins in the Asset acquisition business. However, the Company believes it can remain a competitive bidder and the management's extensive experience, commitment and relative conservative approach will enable the Company to uncover opportunities that more recently arrived competitors in the market will miss. Nonetheless, the Company believes it may in the near term have to raise its bids for assets higher than it would have in the depths of the recession in the early 1990's. The Company will also have to have access to significant capital in order to be a competitive bidder for Asset Portfolios, however, there can be no assurance that the Company will arrange for such capital on terms acceptable to the Company.

     Since the primary focus of the Company will be in the Asset acquisition and management field, its entry into the commercial mortgage banking and commercial lending and residential mortgage business will be initially limited. Although these businesses are fragmented, there are certain major national competitors as well as local and regional entities which command a significant market share. If competitors have superior access to capital sources, it will give them an advantage. Nonetheless, brokering both commercial mortgage loans and residential mortgage loans are relatively low cost operations which can add significant cash flow from brokerage fees.

     2. Commercial Lending

        In addition to acquiring loan portfolios, the Company will both broker and make direct loans to commercial borrowers. The market to be targeted by the Company will be borrowers seeking commercial loans, that have been unsuccessful in obtaining loans from more traditional lenders. These instances may range from borrowers who must obtain funding on very short notice to those who are seeking lenders of last resort because of troubled credit histories or immediate need for capital. The Company believes these can still be good credit risks provided the Company obtains sufficient collateral. Furthermore the lender is compensated for the immediate availability of funds and the increased credit risk through significant fees and interest rates. The Company has and will further develop a network of commercial lenders which can act as participants or joint venture parties in these loan transactions. The Company will be both a direct lender and a broker of loans to third party investors and lending institutions. Also, the emergence of a market for securitized commercial real estate mortgage pools may also provide the Company with an available outlet for loans it makes. The level of the Company's involvement in the direct lending market will be limited in the near term, but we believe that developing a market and presence among the institutional buyers will provide an increase in the number of commercial real estate loans the Company could make directly with its own capital. Also, increased exposure to institutions engaged in the securitization of loans might increase the Company's ability to obtain access to the institutions managing those loans held in such securitized pools. Such pools have defaulted loans which may provide Assets for the Company to acquire
at discount to face value.   The Company will initially focus upon acting as a
commercial loan broker. The risk of loss is much greater when the Company's own capital is not used to make the loan, even if the intent is to sell the loan to a third party. There is an increasing number of bank and non-bank lenders in the market place looking to make such commercial loans that rely on third party brokers for leads.

     3. SBA Lending

        A longer term goal of the Company would be to establish itself as a non-bank lender to better qualified borrowers using government guaranty programs through the SBA. The Company could establish and fund a wholly owned subsidiary to provide capital to small businesses and entrepreneurs through the use of SBA guaranteed loans. The Company's subsidiary could qualify as a SBIC under the SBA's guidelines and make loans for financing commercial real estate, machinery and equipment or a business acquisition. This program allows the Company to participate in a growing and profitable lending area while limiting the risk of loss by use of SBA loan guarantees. We believe the market for small commercial real estate loans is under served by larger lending institutions which often have large minimum loan sizes and limited terms.

     4. Residential Mortgage Lending.

        The market for residential mortgage lending is massive and continues to grow as more and more Americans become able to purchase their own homes. While there are many residential mortgage lenders and the industry is undergoing some change as a result of the internet, we believe that a well positioned and efficient company can still do well and be very profitable.
The Company's involvement in this market is more of a long term goal and may actually come about by the acquisition of an existing mortgage lender. In the alternative, the barrier to entry in the business is becoming less difficult and starting such a residential mortgage brokerage is viable. Management has significant experience in banking and has strong contacts with experienced individuals in the residential mortgage broker areas. In the event the Company cannot acquire a mortgage broker company at a good valuation, it may be in the Company's interest to attract talented and experienced residential mortgage brokers and related administrative staff to establish a residential mortgage broker division or subsidiary by making the overall assets and infrastructure of the Company available as a platform to launch the retail residential mortgage business. The emergence of the internet in this area also adds a new dynamic and the Company believes that any operation that it establishes or acquires should attempt to position itself to involve an e-commerce aspect to its growth.

LOANS

The Company intends to utilize bank loans, trade and other commercial credit on a limited basis, if available. Working capital and lines of credit, secured by the Assets acquired by the Company and accounts receivable, may be used during the routine course of its business. These may be warehouse facilities provided by a commercial lender(s) for the purposes of the Company re-lending the funds on a short-term basis. Those loans may then be resold or securitized and the proceeds used to pay back the warehouse facility and provide opportunity capital to the Company. To the extent such loans can be used to acquire Assets and Asset Portfolios, the Company will use the loan proceeds to leverage rates of return on those Assets. There can be no assurance that such loans, trade or commercial credit can be arranged on terms acceptable to the Company.

MERGERS AND ACQUISITIONS

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed in light of the respective needs and desires of the Company of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. It is likely that the Company will attempt to acquire similar or like businesses and participate in business opportunity through the issuance of Common Stock or other securities of the Company.


RISK FACTORS

     Investors should carefully consider the following matters in connection with an investment in the securities to be offered by the Company in addition to the other information contained or incorporated by reference herein. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters and certain other factors noted throughout this Prospectus as well as any exhibits and attachments to this Prospectus, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements.

     A. Potential Fluctuations in Quarterly Operating Results

        There can be no assurance that the Company will be able to generate revenue or maintain quarterly profitability in the future. The Company's quarterly and annual results may vary significantly in the future due to a number of factors, including: changes in revenue returns on Assets; variations in timing of announcement and introduction of new products or services by the Company and its competitors; market acceptance of the Company's and its customer's products; gain or loss of significant customers; and competitive factors. Any unfavorable changes in such factors or others could have a material adverse effect on the Company's operating results.

     B. Limited Operating History

        The Company's business is at an early state of its development and has a limited operating history. The likelihood of the success of the Company must be considered in light of the risks inherent in, and the difficulties, costs, complications and delay encountered in, the acquisition and liquidation of Assets and Asset Portfolios, availability of capital and development and marketing of new services. The Company's plans are based upon anticipated significant growth of the business. The success of the Company will be contingent upon its ability to implement and manage this expansion.

     C. Uncertain Nature of the Asset Acquisition and Resolution Business

        The outsourcing of the management and resolution of Asset Portfolios has grown rapidly since the late 1980s; accordingly, the Asset Portfolio acquisition and resolution business is relatively young and still evolving. This business is affected by long-term cycles in the general economy. In addition, the volume of domestic Asset
        Portfolios available for purchase by investors or management by third party servicers such as the Company has generally declined since 1993. The Company cannot predict what will be a normal annual volume of Asset Portfolios to be sold or outsourced for management and resolution. Moreover, there cannot be any assurance that Asset Portfolio purchasers/owners for whom the Company provides Asset Portfolio management services will not build their own management and resolution staffs and reduce or eliminate their outsourcing of these services. In addition, increased competition for Asset Portfolios will continue to impact the Company's ability to invest in Asset Portfolios and to obtain management and resolution contracts from third party buyers. As a result of these factors, it is difficult to predict the long-term future of this business.

     D. Diversification in Business Lines and Management of Growth

        The Company will substantially rely on its investments in Asset Portfolios. The Company also pursues private sector Asset Portfolio management contracts, generally through co-investing in Asset Portfolios. The Company will attempt to diversify by entering into the commercial mortgage banking or brokerage, residential mortgage brokerage business through a combination of acquisitions and the internal start-up of new business lines.

        As a result, the Company must simultaneously manage (i) a significant change in its customer mix, (ii) the investment of the Company's own capital in Asset Portfolios and its commercial mortgage banking and residential mortgage business lines and (iii) the development of other new business lines in which the Company has not previously participated. All of these activities will require the investment of additional capital and the significant involvement of senior management to achieve a successful outcome. There is no assurance that the Company will successfully execute this strategic transition.

        The entry of the Company into new business lines will be slow, but will result in increased demands on the Company's personnel and systems. The Company must successfully continue its assimilation of multiple acquired businesses with differing cultures, systems and managements. The Company's ability to support, manage and control continued growth is dependent upon, among other things its ability to hire, train, supervise and manage its workforce and to continue to develop the skills necessary for the Company to compete successfully in its new business lines. There can be no assurance that the Company will successfully meet all of these challenges.

     E. General Economic Conditions

        Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the Company's business. Although such economic conditions may increase the number of non-performing loans available for sale to or for management by the Company, such conditions could adversely affect the resolution of Asset Portfolios held by the Company for its own account or managed for others, lead to a decline in prices or demand for collateral underlying Asset Portfolios or, in the case of Asset Portfolios held for the Company's own account, increase the cost of capital invested by the Company and the length of time that capital is invested in a particular Asset Portfolio, thereby negatively impacting the rate of return realized from such Asset Portfolio. Economic downturns and rising interest rates also may reduce the number of loan originations by the Company's commercial mortgage banking business and negatively impact its residential mortgage business and potential securitization activity.

     F. Need for Additional Financing

        The Company's ability to execute its business strategy depends to a limited degree on its ability to obtain additional indebtedness and equity capital. Other than as described herein, the Company has no commitments for additional borrowings or sales of equity capital and there can be no assurance that the Company will be successful in consummating any such future financing transactions or terms satisfactory to the Company, if at all. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. In addition, covenants under the Company's current and future debt securities and credit facilities may significantly restrict the Company's ability to incur additional indebtedness and to issue Preferred Stock. The Company's ability to repay any outstanding indebtedness, at maturity may depend on its ability to refinance such indebtedness, which could be adversely affected if the Company does not have access to the capital markets for the sale of additional debt or equity securities through public offerings or private placements on terms reasonably satisfactory to the Company.

        The Company's expansion of Asset and Asset Portfolio acquisitions and possible entry into commercial and residential mortgage securitization businesses depend upon its ability to obtain warehouse facilities with financial institutions or institutional lenders to finance the Company's purchase of loans on a short-term basis pending sale or securitization. Implementation of the Company's growth strategy may require continued availability of warehouse facilities and may require increases in the capacity of warehouse facilities. There can be no assurance that such financing will be available on terms reasonably satisfactory to the Company. The inability of the Company to arrange additional warehouse facilities or to extend or replace existing facilities when they expire would have a material adverse effect on the Company's business, financial condition and results of operations and on the Company's outstanding securities.

     G. Asset Performance Assumptions

        The Company's business, financial condition, results of operations and liquidity depend, to a material extent, on the performance of loans owned directly or backing securities purchased and sold by the Company. The carrying value of the Company's principal assets will be determined in part using estimates of future cash flows based on assumptions concerning future default and prepayment rates that are consistent with the Company's historical experience and market conditions and present value discount rates that the Company believes would be requested by an unrelated purchaser of an identical stream of estimated cash flows. Management believes that the Company's estimates of cash flows are reasonable at the time such estimates are made. However, the actual rates of default and/or prepayment on such assets may exceed those estimated and consequently may adversely affect anticipated future cash flows and results of operations. The Company will periodically review its prepayment and loss assumptions in relation to current performance of the loans and market conditions and, if necessary, provides for the impairment of the respective asset. The Company's business, financial condition and results of operations could be materially adversely affected by such adjustments in the future. No assurance can be given that loan losses and prepayments will not exceed the Company's estimates or that such assets could be sold at their stated value on the balance sheet, it at all.

     H. Retained Risks of Loans Sold or Securitized

        In connection with the Company's sale of certain loans or securities, the Company may retain certain risks of loss associated with unrated or higher default risk loans or assets. In addition, the Company must also make certain representations and warranties concerning loans originated by the Company and sold. These representations cover such matters as title to the property, lien priority, environmental reviews and certain other matters. In connection with its potential residential capital markets business, the Company also will have to make various representations with respect to the loans that it pools and securitizes. The Company's representations rely in part on similar representations made by the originators of such loans to the Company. The Company would have a claim against the originator in the event of a breach of any of these representations made by the originators, however, the Company's ability to recover on any such claim is dependent on the financial condition of the originator. There can be no assurance that the Company will not experience a material loss in respect of any of these contingencies.

     I. Residential Mortgage Market Conditions

        Periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on residential mortgage loans and may have an adverse effect on the Company's business, financial condition and results of operations. Such periods also may be accompanied by decreased consumer demand for residential mortgages, resulting in declining values of homes securing outstanding loans, thereby weakening collateral coverage and increasing the possibility of losses in the event of default. Significant increase in homes for sale during recessionary economic periods may depress the prices at which foreclosed homes may be sold or delay the timing of such sales. There can be no assurance that the housing markets will be adequate for the sale of foreclosed homes and any material deterioration of such markets could reduce recoveries from the sale of repossession inventory.

     J. Interest Rates

        Since certain of the Company's borrowings, may be at variable rates of interest, the Company may be impacted by increases in interest rates. In addition, the value of its interest-earning assets and liabilities may be directly affected by the level of and fluctuations in interest rates. The Company monitors the interest rate environment and employs prefunding or other hedging strategies designed to mitigate the impact of changes in interest rates. However, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates.
        A significant decline in interest rates could result in increased prepayment of outstanding loans.

     K. Competition

        The Asset Portfolio management and resolution and other financial services industries in which the Company operates are highly competitive. Some of the Company's principal competitors in certain business lines are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than the Company to obtain new customers, to acquire Asset Portfolios, to pursue new business opportunities or to survive periods of industry consolidation.

        The Company believes that its ability to acquire Asset Portfolios for its own account will be important to its future growth. Acquisitions of Asset Portfolios are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), as well as of bidding too high (which could win the Asset Portfolio at an economically unattractive price). In addition, the increasing competition in this business line could cause the Company to experience decreasing profit margins in its Asset Portfolio business in order to remain a competitive bidder for Asset Portfolios.

        The Company will also encounters significant competition in its other business lines. The commercial mortgage banking business is highly fragmented with certain large national competitors and significant localized competition. In addition, within the commercial loan origination and residential mortgage securitization business, access to and the cost of capital are critical to the Company's ability to compete. The Company must compete with numerous competitors, many of whom have superior access to capital sources and can arrange or obtain lower cost capital for customers.

     L. Dividends

        Holdings has never paid a dividend on its Common Shares and there is no assurance that Holdings will be in a financial position to pay such dividends in the near future or at all.

     M. Dependence on Key Personnel

        The Company's success depends to a significant extent upon a number of key employees. The Company has not entered into agreements with key employees. The Company currently does not have key man insurance on these employees. The loss of the services of one or more of these key employees could have an adverse effect on the Company. The success of the Company will depend upon the ability of key members of its management to perform its business plan.

        The Company's future success depends in large on part of the continued service of its key management personnel and on its ability to continue to attract and retain qualified employees. The competition for such personnel is intense, and the loss of key employees could have a material effect on the Company's financial condition and results of operations.

     N. Future Acquisitions

        The Company may seek to expand its business through the acquisition of compatible products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on terms favorable to the Company or that the acquired operations can be profitably operated or integrated into the Company.

     O. Issuance of Preferred Stock may adversely Affect Holders of Common Stock or Delay or Prevent Corporate Take-Over

        The Company's Articles of Incorporation provide that preferred stock may be issued by the Company from time to time in one or more series. The Board of Directors of the Company is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock and the designation of any such shares, without any vote or action by the Company's shareholders. The Board of Directors may authorize and issue Preferred stock with voting power or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company, because the terms of preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the preferred stock.

     P. No Prior Trading Market; Potential Volatility of Stock Price

        There has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. At a future date, provided a public market for the stock does develop, the market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products and/or services by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights and general market conditions. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

     Q. Indemnification of Officers and Directors

        The Company's Bylaws provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

     R. Dependence upon Outside Advisors

        To supplement the business experience of its officers and directors, the Company may be required to employ consultants or advisors. It is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company.

     S. Rule 144 Sales

        Some of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there will be no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

     T. Year 2000 Uncertainties

        Recently, national attention has focused on the potential problems and costs resulting from computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 2000 complaint, there can be no assurance until the year 2000 that all systems will function adequately then. If they do not, the result could be a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A. PLAN OF OPERATION

         1.    PLAN OF OPERATION FOR THE NEXT 12 MONTHS

               The plan of operation for the next twelve months is to engage in those activities described in Item 1 under the BUSINESS OF COMPANY section. The corporate policy regarding these activities will be formed through a generation of ideas and direction from a Board of Directors. The day-to-day operations and decisions will be delegated to a senior management team directed by a chief executive officer with counsel and implementation from experienced officers. The four primary officers of the Company who will be responsible for the day-to-day implementation of the corporate policy and direction will be James R. Simmons, Scott B. Adams, Richard Nadeau, Jr. and Kevin Gillis. All four were founding members of Realty. Realty has been in the business of acquiring defaulted loan obligations from financial institutions and collecting said obligations through negotiation or foreclosure on the collateral securing the loan. Its emphasis has been on purchasing individual assets from New England banks. These assets are generally smaller loans ($150,000 to $300,000) which are ripe for immediate restructure or conversion to foreclosure or refinance. The Company's success will largely be driven by the proven experience of its management who have already demonstrated the viability of the Company's business plan through the
experiences of Realty.   The collective practical experience of this group in
the areas of business the Company will engage in is important in the operations of the Company. Each brings a specific set of skills and knowledge that include commercial banking, loan workout, real estate, environmental liability and law. These individuals have already developed the necessary contacts and demonstrated their abilities with major financial institutions such that they are now called on a regular basis to acquire individual or bulk sale assets. The principals are critical as there is truly a "barrier of entry" into the Asset acquisition business which has already been bridged by this group. Further, management has developed a system of performing due diligence on these assets and a proven formula for successful bidding.
Realty has earned over $1.4 million net profit on an original capital investment of $300,000 in its three and one-half (3.5) years of operation, having experienced average rates of return on equity of over fifty percent (50%). Realty has also identified and acquired medium and long-term "performing"assets at significant discounts which provide ongoing cash flow. These asset are typically loans which had historic payment defaults, but which Realty has resurrected by restructuring the payment provisions or convincing the borrower to reinstate to avoid lose of the collateral.

     2.   NEED FOR ADDITIONAL FINANCING

          No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. However, given its current operations and extended business plan, the Company has sufficient cash flow and line of credit availability to continue to execute the business plan of the Company. However, the proposed rate of growth and financial projections assume raising $3,000,000 through the issuance and sale of convertible preferred equity in the Company. If such capital is not raised through such an offering, the Company's growth proportions may not be met. Nonetheless, Realty would still have sufficient cash flow and debit availability to continue along its historical operational history.

     3.   NEW ACCOUNTING PRONOUNCEMENTS

          Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") issued by the FASB, is effective for financial statements for fiscal years beginning after December 15, 1995. The standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, certain identifiable intangible assets, and goodwill, should be recognized and how impairment losses should be measured.

          The Company does not expect adoption to have a material effect on its financial position or results of operations.

          Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") issued by the FASB, is effective for specific transactions entered into after December 15, 1995. The disclosure requirements of SFAS 123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard established a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The Company does not expect adoption to have a material effect on its financial position or results of operations.


CAUTIONARY STATEMENT

This Registration Statement on Form 10SB contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in political and economic conditions; domestic and foreign government spending, budgetary and trade policies; Asset performance, successful development of new business lines, and competition as well as other risks and uncertainties, including but not limited to those described above in the discussion under RISK FACTORS, and those detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

ITEM 3     DESCRIPTION OF PROPERTY

     A. The Company's registered and records office is at 17 West Cheyenne Mtn. Blvd., Colorado Springs, Colorado 80906. Realty's principal office is at 1250 Turks Head Building, Providence, RI 02903.

           The Company has no full time employees. Until additional capital is raised, the officers of the Company serve as unpaid employees in that all of the officers are shareholders in the Company. Holdings and/or Realty, may from time to time pay to the officers of the Company a salary or fee for services rendered in handling the activities of Holdings and/or Realty pursuant to the instructions of the Board of Directors. Such payments may be as a result of a successful liquidation of an Asset or for some other performance on behalf of the Company.

          The Company does not own any real estate used in its operations except for investment purposes. The Company leases its offices, with Realty leasing space in 1250 Turks Head Building, Providence, Rhode Island and Holdings leasing space at _______________. The leases currently require no cash payment, but if capital is raised as assumed in the Company's projections set forth ITEM 2.B. hereof, then the Company will require additional office space and will begin to pay rent as estimated in said Projections.

     B.   INVESTMENT IN REAL ESTATE AND REAL ESTATE MORTGAGES

          The Company will seek to acquire nonperforming or underperforming loans secured by real estate and other collateral at a discount to face value. Similarly, the Company will seek to acquire real estate from distressed sellers at a discount to current market price. The Company looks for properties that are fundamentally sound, but may be available at distress prices as a result of mismanagement, an excessive debt burden, or other similar problems. The Company will target a wide range of commercial real estate properties, including office buildings, retail, industrial and multi-tenant residential properties.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

The following table sets forth as of March 14, 2000, information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Pursuant to the beneficial ownership rules under the Securities Exchange Act of 1934, as amended, each 5% named person and all directors and executive officers as a group are deemed to be the beneficial owners of securities that may be acquired within 60 days of March 14, 2000 through the exercise of options or warrants. Accordingly, the number of shares and percentages set forth opposite each shareholder's name in the table below assumes the exercise of all such options and warrants. However, the number of shares of Common Stock issuable upon exercise by any given shareholder are not included in calculating the percentage of Common Stock beneficially owned by any other shareholder. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

As of March 14, 1999 the directors and officers of the Company as a group, owned beneficially, directly or indirectly, or exercised control or direction over an aggregate of 1,200,000 Common Shares or approximately 100% of the issued and outstanding Common Shares. See "Directors and Officers".

                             Number of Shares                  Percentage
Name and Address(1)          Beneficially Owned                of Class Owned

James R. Simmons             300,000                              25%
105 Riverview Ave.
Middletown, RI 02842

Richard Nadeau, Jr.          300,000                              25%
29 Homestead Ave.
North Smithfield, RI 02896

Scott B. Adams               300,000                              25%
45 Annawamscutt Road
Barrington, RI 02806

                             Number of Shares                 Percentage
Name and Address(1)          Beneficially Owned               of Class Owned

Kevin P. Gillis              300,000                              25%
16 Foxmeadow Lane
Arlington, MA 02174

(1)  The persons listed are the sole officers and directors of the Company.

Management has no plans to issue any additional securities to management, promoters or their affiliates or associates and will do so only if such issuance is in the best interests of shareholders of the Company and complies with all applicable federal and state securities rules and regulations.

Although the Company has a very large amount of authorized but unissued common and preferred stock that may be issued without further shareholder approval or notice, it is the intention of the Company to avoid inhibiting certain transactions by not having to proxy shareholders each time management needs to authorize additional shares.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
          CONTROL PERSONS

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

The members of the Board of Directors provide expertise in research and development, capital acquisition, promotion, mergers and acquisitions, and corporate law. Their technical acumen, along with their wish to see the Company successful has made their presence on the Board a resource to the management team.

The following table and biographical data sets forth certain information regarding the both the directors and the executive officers of the Company.



Name                   Age                 Position
----------------------------------------------------

James R. Simmons        37                 President, CEO, Director




Richard Nadeau, Jr.     41                 Vice President, Director,
                                           Secretary

Scott B. Adams          37                 Vice President, Director,
                                           Treasurer

Kevin A. Gillis         42                 Director


All current directors hold office until the 2001 annual meeting of the Company's shareholders and until their successors are duly elected and qualified; thereafter, directors will be elected annually. The executive officers are appointed annually by the Board of Directors and serve at the discretion of the Board. No family relationships exist among any of the directors and executive officers of the Company.

Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors and officers of the Company will devote their time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.


MANAGEMENT

          The Company will have as directors, officers and employees very high quality individuals with extensive experience in the areas of banking, commercial lending, work-out, real estate, and law. The structure of the Company shall include a Board of Directors, which will be drawn from leaders in the financial services, banking, real estate and legal industries.

The following is a more detailed description of the officers' experience:

     1. James R. Simmons - Mr. Simmons is an attorney with extensive experience in the areas of commercial lending, banking, loan work-out, foreclosure, and creditor's rights. Mr. Simmons is a shareholder of the law firm Nadeau & Simmons, P.C., a Rhode Island professional corporation, with an extensive practice in banking, commercial law, corporate finance, securities, commercial real estate and development, and related commercial litigation. As a member of Northborough Realty Holdings, LLC, Mr. Simmons has been integral in the location, acquisition and work-out of various assets held by that company. Mr. Simmons brings a wealth of knowledge relating to distressed real estate, commercial lending, foreclosure and creditor's rights along with a thorough and practical understanding of the financial aspects of such transactions. Mr. Simmons is a graduate of the University of Hartford and the George Washington University School of Law sits on the Banks and Trusts Committee of the Rhode Island Bar Association and has acted as legal counsel to some of the largest financial institutions in the nation.

     2. Scott B. Adams - Mr. Adams' professional background has principally been as a commercial banker where he had spent over ten years underwriting and managing large corporate banking relationships.
         As a vice-president of a major regional bank, his responsibilities included negotiating some of the largest and most difficult loan workouts. These invaluable banking experiences combined with ownership and management of Condor Capital Corp., a significant real estate holding company with investments across New England, provided Mr. Adams with the knowledge and expertise which assisted in the startup of Northborough Realty Holdings, LLC. As a member and Operating Manager for the last four years Mr. Adams has successfully developed relationships at major New England Banks which has asserted in the development of strong deal flow with continued positive results.

     3. Richard Nadeau, Jr.- Mr. Nadeau is the founder and a shareholder of the law firm Nadeau & Simmons, P.C. in Providence, Rhode Island. Mr. Nadeau's primary experience is in the areas of commercial lending and creditor's rights, including loan work outs, bankruptcy and receiverships. Mr. Nadeau's background as a principal in Northborough Realty Holdings, LLC and Westminster Holdings Company, each of which locates, acquires and works out commercial and real estate non-performing loans, will be crucial to the success of the Company.

     4. Kevin Gillis - Mr. Gillis has over twenty years of experience in residential and commercial real estate investment and development. He is the Chief Executive Officer and a shareholder in Condor Capital Corp., a holding company for real estate investments across the New England region. As a former executive with both major and independent oil companies, Mr. Gillis gained broad experience in site reconnaissance, construction, and the regulations and industry practices arising out of environmentally contaminated properties. As a member of Northborough Realty Holdings, LLC, Mr. Gillis has been invaluable in quantifying the risks associated with properties that have been the subject of an environmental assessment. Additionally his knowledge in the construction and development fields is applicable in a wide variety of situations.

Indemnification of Officers and Directors

As permitted by Colorado law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to the Colorado Business Corporation Act, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Colorado Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

CERTAIN LEGAL PROCEEDINGS

Securities Regulatory or Other Sanctions

None of the directors, officers, promoters or other members of management of the Company has been subject to a cease trade order or bankruptcy in his personal capacity within the previous ten-year period and none of the issuers with which any of the directors or officers has been a director, officer, promoter or insider has been subject to a cease trade order or bankruptcy within the past ten years, while such director or officer was acting in that capacity. None of the directors, officers, promoters or other member of management of the Company has, within the ten years prior to the date of this prospectus, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly-traded issuer, or theft or fraud.

ITEM 6.  EXECUTIVE COMPENSATION

Named Executive Officers

No executive compensation has been paid to date to the Holdings Directors, Officers or Affiliates or other persons who were executive officers of Holdings. The following are proposed salaries for the Company's Directors, Officers, affiliates for the fiscal year beginning January 1, 2000 will be paid until the earlier of July 1, 2000 or vote of the Board of Directors. The Company only intends to pay the officers a fixed salary upon the raising of capital or described in ITEM 2.B until such time the officers set forth under Management above will continue to perform as they previously have as members of Realty and will only be paid upon vote of the Board of Directors.

                                                Long Term
                                                Compensation
                         Annual Compensation
                         Compensation  Awards
                         ------------  ---------     ------------    --------------
                                                     Securities
Name and Principal                     Other Annual  Underlying      All Other
Position                 Salary        Compensation  Options/(1)/    Compensation
                         ($)           ($)           (#)             ($)-
------------------       --------      -----------   -------------   ------------

James R. Simmons, CEO    40,000        None          None            None


                                                     Long Term
                                                     Compensation
                         Annual Compensation
                         Compensation Awards
                         ----------   ---------      -----------     --------
                                                     Securities
Name and Principal                    Other Annual   Underlying      All Other
Position                 Salary       Compensation   Options/(1)/    Compensation
                         ($)          ($)            (#)             ($)-
------------------       ---------    -------------- ------------    ------------


Scott B. Adams,VP        40,000       None           None            None

Richard Nadeau, Jr., VP  40,000       None           None            None

Kevin A. Gillis, VP      40,000       None           None            None


Director Compensation

The Company does not currently reimburse directors for expenses incurred, if any, in attending meetings of the Board of Directors. The Company does not currently pay director fees to directors for their service on the Board.

Options Granted To Executive Officers

There are currently no options to purchase Common Shares granted to the Named Executive Officers.

Employment Agreements

There are currently no employment agreements. It is not anticipated that these will be implemented in the near future.

Directors' and Officers' Insurance

The Company intends to purchase liability insurance for the directors and officers of the Company. No part of this premium will be paid by the directors or officers of the Company.

STOCK OPTION PLAN

The Company does not currently maintain a stock option plan

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND PROMOTERS

No director, senior officer, promoter or other member of management or their respective associates or affiliates have been indebted to the Company at any time during the period ended December 31, 1999 or since that date.

PROMOTERS

James R. Simmons, Richard Nadeau, Jr., Scott B. Adams and Kevin Gillis may be considered to be promoters ("Promoters") of the Company as they took the initiative in founding and organizing the Company.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described under "Promoters", no director or senior officer of the Company and no person or company holding more than 10% of the Common Shares, or any associate or affiliate thereof, has any material beneficial interest in any transaction completed within three years prior to the date of this prospectus or in any proposed transaction, which has or will materially affect the Company. See "Conflicts of Interest".

CONFLICTS OF INTEREST

The Company's directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with such other business entities. Each member of management will devote such effort and attention to the Company as the Company requires. There is presently no requirement contained in the Company's By-Laws which requires that management of the Company disclose to the Company business opportunities which come to their attention. The members of management do, however, have a fiduciary duty of loyalty to the Company to disclose to the Company any business opportunities in the Company's line of business which come to their attention in their capacity as an officer or director of the Company or otherwise. Excluded from this duty are opportunities which the person learns about through his involvement as a manager, officer or director of another business. Richard Nadeau, Jr. and James R. Simmons may face conflicts as officers and/or directors of the Company and serving as a contractor providing legal services to the Company through the law firm of Nadeau & Simmons, P.C., including but not limited to issues of U.S. securities laws, corporate legal matters and collection matters.


DESCRIPTION OF SECURITIES

As of the date hereof, the authorized share capital of the Company consists of a total of 100,000,000 shares; 50,000,000 of preferred shares and 50,000,000 of Common Shares, of which 1,200,000 Common Shares are issued and outstanding and an unlimited number of preferred shares of which no preferred shares are issued and outstanding. The following is a summary of the principal attributes of the share capital of the Company.

Common Shares

The rights, privileges, restrictions and conditions attached to the Common Shares are as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company, except meetings of holders of another class of shares. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of Preferred Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors from time to time.

The Company has never paid any dividends on its Common Shares. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to pay dividends in the near future. The Board of Directors of the Company will review this policy from time to time having regard to the Company's financing requirements, its financial condition and other factors considered relevant.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of Preferred Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Company.

Preferred Shares

The rights, privileges, restrictions and conditions attached to the Preferred Shares, as a class, are as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (the "Act"), the Board of Directors may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

Attributes

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, cumulative or non-cumulative), if any.

Restrictions of Transfer

"Affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act") are persons who generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include certain officers and directors of the Company as well as principal stockholders of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of the Company only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such exemptions afforded by Section 4(1) or 4(2) of the Securities Act or Rule 144 thereunder.

A total of 1,200,000 shares of the Company Common Stock could be sold pursuant to Rule 144 under the Securities Act.

LEGAL MATTERS

Certain legal matters relating to this Registration Statement and certain United States securities and corporate legal matters relating to this Registration Statement will be passed upon behalf of the Company by Mark T. Thatcher, Esq., of Nadeau & Simmons, P.C., 1250 Turks Head Building, Providence, Rhode Island.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Rooney Plotkin & Willey, LLP

The transfer agent and registrar for the Common Shares is The Company is serving as its own transfer agent until such time as it becomes necessary to engage American Securities Transfer & Trust, Lakewood, CO.

PART III

ITEM 1.   MARKET FOR COMMON EQUITY AND
          RELATED SHAREHOLDER MATTERS

There is no United States public market for the Company's Common Stock. The Company's Common Stock may be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in the Company's Common Stock will occur.

The Company does not plan to take affirmative steps to request or encourage any broker-dealer to act as a market maker for the Company's securities.
There are to date no understandings, agreements or discussions in place with any such broker-dealer. Although management has set forth disclosure throughout this registration statement indicating it would consider the public "trading" of its securities if such activity was in the best interests of its shareholders, it presently has no plans to do so.

(a)  MARKET PRICE.  The Company's Common Stock is not quoted at the present time.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $1,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

(b) HOLDERS. There are four (4) holders of the Company's Common Stock. Prior to the date of this Registration Statement, the Company issued to its officers and directors a total of $1,200,000 shares of Common Stock for a total services valued at $389,957.

With respect to U.S. legal, reporting, financial and other information relating to the Company, Nadeau & Simmons, P.C. whose address is 1250 Turks
Head Building, Providence, Rhode Island 02903 will file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, the Company will provide without charge, upon the request of any stockholder, a copy of its Annual Reports to be filed with the Commission. Any such requests should be directed to the Secretary of the Company address 1250 Turks Head Building, Providence, Rhode Island 02903.


ITEM 2.   LEGAL PROCEEDINGS

None.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
          ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES


During the past twelve months, the Company has issued the following Common
Shares:

Date of            Number of Common     Issue Price     Total Consideration  Nature of
Issuance           Shares Issued        Per Share       Realized ($)         Consideration
---------          ----------------     -----------     -------------------  -------------
November 24, 1999  1,200,000             .0015          n/a                  Founders/Services


With respect to the sales made, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Each of the sales listed above was made either for cash or for services.
Sales for which the consideration was services were made in reliance upon the exemption from registration provided by Rule 701 adopted pursuant to Section 3(b) of the Securities Act of 1933. Sales for which the consideration was cash were made in reliance upon the exemption from registration offered by
Section 4(2) of the Securities Act of 1933. Based upon the Preincorporation Consultation and Subscription Agreement executed by the persons who acquired shares for services, and the Subscription Agreement and Investment Representations executed by persons who acquired shares for cash, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers
(1) were purchasing for investment and not with a view to distribution, and
(2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Articles 7-109-101 through 7-109-109 of the Colorado Business Corporation Act provides that any director or officer of a Colorado corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position, so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was in the corporation's best interest. If a director or officer is wholly successful, on the merits or otherwise, in connection with such proceeding, such indemnification is mandatory.

The Company's articles of incorporation contain provisions which provide, among other things, that the Company shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As to any action brought by or in the right of the Company, such indemnification is limited to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the case, and shall not be made, absent court approval, if it was determined that such person was liable for negligence or misconduct in the performance of his duty to the Company.


The Company's Bylaws contain provisions which provide, among other things, that the Company shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As to any action brought by or in the right of the Company, such indemnification is limited to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the case, and shall not be made, absent court approval, if it was determined that such person was liable for negligence or misconduct in the performance of his duty to the Company.

The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits
3.1 and 3.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements of the Company are filed as part of this registration statement:

                           NORTHBOROUGH HOLDINGS, INC.

                     Index to Combined Financial Statements

                           December 31, 1999 and 1998


                                                                Page

Independent Auditors' Report                                    1


Combined Balance Sheets                                         2


Combined Statements of Operations                               3

Combined Statements of Changes in Members' Equity               4


Combined Statements of Cash Flows                               5


Notes to Combined Financial Statements                          6

                          INDEPENDENT AUDITORS' REPORT


To the Owners
Northborough Holdings, Inc.
Providence, Rhode Island

We have audited the accompanying combined balance sheets of Northborough Holdings, Inc. (as defined in Note 1A) as of December 31, 1999 and 1998, and the related combined statements of operations, changes in members' equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Northborough Holdings, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Rooney Plotkin & Willey LLP
_____________________________
ROONEY, PLOTKIN & WILLEY, LLP

February 4, 2000

                           NORTHBOROUGH HOLDINGS, INC.

                             Combined Balance Sheets

                            December 31, 1999 and 1998


                                                      1999           1998

                                     ASSETS


Assets:
 Cash                                                 $    5,910     $   4,881
 Notes Receivable (Note 2)                               108,994        53,634
 Mortgage Loans and Other Receivable, Net (Note 3)       436,778       384,570
 Real Estate Under Operating Lease, Net (Notes 4 and 8)  164,857       170,853
 Other Assets                                            105,000       100,417

Total Assets                                          $  821,539     $ 714,355


                         LIABILITIES AND MEMBERS' EQUITY

Liabilities:
 Note Payable, Bank (Note 6)                          $   37,000     $ 230,000
 Accrued Distributions                                   240,000             -
 Accrued Expenses                                         15,250           250
 Long-Term Debt (Note 7)                                 136,682             -
 Security Deposit                                          2,650         2,650
          Total Liabilities                              431,582       232,900


Members' Equity                                          389,957       481,455

Total Liabilities and Members' Equity                 $  821,539     $ 714,355

                           NORTHBOROUGH HOLDINGS, INC.

                        Combined Statements of Operations

                     Years Ended December 31, 1999 and 1998


                                                      1999           1998


Operating Revenues:
 Interest Income                                      $  150,492     $  77,944
 Fee Income                                               31,327         4,500
 Gain on Disposition of Mortgage Loans                    70,950        97,797
          Total Operating Revenues                       252,769       180,241

General and Administrative Expenses                       31,286        19,871

Income from Operations                                   221,483       160,370

Other Income (Expense):
 Rental Income, Net (Note 8)                              24,474        34,045
 Gain on Sale of Property                                      -        35,349
 Interest Income                                           4,529         8,020
 Interest Expense on Note Payable, Bank                   (1,984)       (2,253)
          Total Other Income                              27,019        75,161

Net Income                                            $  248,502     $ 235,531

                           NORTHBOROUGH HOLDINGS, INC.

                Combined Statements of Changes in Members' Equity

                     Years Ended December 31, 1999 and 1998

                                                      1999           1998

Members' Equity, Beginning of Year                    $  481,455     $ 527,924

     Net Income                                          248,502       235,531

     Distributions to Members                           (340,000)     (282,000)

Members' Equity, End of Year                          $  389,957     $ 481,455

                           NORTHBOROUGH HOLDINGS, INC.

                        Combined Statements of Cash Flows

                     Years Ended December 31, 1999 and 1998

                                                      1999           1998
Operating Activities:
 Net Income                                           $  248,502     $ 235,531
  Adjustments to Reconcile Net Income to Net Cash
   Provided by Operating Activities:
    Depreciation                                           5,996         3,516
    Gain on Sale of Property                                   -       (35,349)
    Gain on Disposition of Mortgage Loans                (70,950)      (97,797)
  Change In:
   Accrued Expenses                                       15,000           250
    Total Adjustments                                    (49,954)     (129,380)
Net Cash Provided by Operating Activities                198,548       106,151

Investing Activities:
 Purchases of Land and Building Improvements                   -       (51,864)
 Notes Receivable                                        (70,000)            -
 Repayments on Notes Receivable                           14,640        82,366
 Purchases of Mortgage Loans and Other Receivable       (221,200)     (382,209)
 Repayments Collected on Mortgage Loans                   23,992             -
 Proceeds on Disposition of Mortgage Loans               215,950       190,437
 Other                                                    (4,583)      103,076
Net Cash Used in Investing Activities                    (41,201)      (58,194)

Financing Activities:
 Proceeds from Issuance of Long-Term Debt               139,000             -
 Net Borrowings (Repayments) on Note Payable, Bank      (193,000)      230,000
 Principal Payments on Long-Term Debt                     (2,318)            -
 Distributions to Members                               (100,000)     (282,000)
Net Cash Used in Financing Activities                   (156,318)      (52,000)

Increase (Decrease) in Cash                                1,029        (4,043)
Cash, Beginning of Year                                    4,881         8,924

Cash, End of Year                                     $    5,910     $   4,881

Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Year for Interest               $    3,999     $   2,253

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
During 1999 the Company declared $240,000 of member distributions which were paid in January 2000. During 1998 the Company originated notes receivable of $136,000 in connection with the sale of property.

                           NORTHBOROUGH HOLDINGS, INC.

                     Notes to Combined Financial Statements

                           December 31, 1999 and 1998


1.     Summary of Operations and Significant Accounting Policies:

A.     Organization and Principles of Combination:

Northborough Holdings, Inc. is composed of the following entities affiliated through common ownership:

Northborough Holdings, Inc. (NHI), a Colorado corporation
Northborough Realty Holdings, LLC (NRH), a Rhode Island limited liability company

NHI was organized on November 20, 1999 to become the holding company for NRH. As of December 31, 1999 there was no activity in the NHI entity. There were no business transactions in the NHI entity for the year ended December 31, 1999. NRH (the Company) is a privately held limited liability company organized under Rhode Island law. The Company was organized on May 29, 1996 and terminates no later than May 29, 2046. The Company is principally engaged in the acquisition and subsequent sale of distressed financial assets, primarily commercial mortgage loans acquired from financial institutions and other entities at a discount. The Company manages these assets by collecting payments based on the original terms or renegotiated terms, or by foreclosure and liquidation of the collateral. The Company also originates mortgage loans, performs collections activity for a fee and operates a rental property acquired in a foreclosure transaction.

B.     Notes Receivable:

Notes receivable represent mortgage financing originated by the Company.
Notes receivable are recorded at the aggregate lower of cost or market and are collateralized by commercial property, personal guarantees, and other business assets. Management believes that the value of such collateral is in excess of the notes receivable as of December 31, 1999 and 1998 and therefore, no allowance has been provided.

C.     Mortgage Loans and Other Receivable, Net:

Mortgage loans and other receivable represent notes and other financial assets acquired at a discount and are recorded at cost. All mortgage loans and the other receivable are collateralized by commercial property. Management believes that the value of such collateral is in excess of cost as of December 31, 1999 and 1998 and therefore, no allowance has been provided.

1.     Summary of Operations and Significant Accounting Policies:  (Continued)

D.     Real Estate Under Operating Lease:

Real estate acquired through foreclosure is recorded at the fair value of the property at the time of the foreclosure auction. The property acquired is primarily used as an income-producing asset. Capitalizable improvements to real property are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets.

E.     Revenue Recognition:

Discount amortization revenue is recognized to the extent payments received are earned and is included in operating revenues as interest income. Gain or loss on the disposition of these financially distressed assets is calculated based on gross proceeds from the sale of the asset or collateral, less the expenses related to the sale or foreclosure, less the book value of the asset.

F.     Income Taxes:

NRH, by unanimous consent of its members, has elected to be treated as a partnership for income tax purposes and as such is not taxed. Under subchapter K of the Internal Revenue Code each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed.

G.     Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2.     Notes Receivable:

Notes receivable originated by the Company consist of the following:

                                                                1999         1998

 10.00% note receivable of $56,000 due in monthly principal
 and interest installments of $467 from July 1, 1998 to
 May 1, 2001.  The note is due in full on June 1, 2001.
 Secured by real estate, personal guarantee and other business
 assets.                                                        $   46,994   $  53,634


 Note receivable of $50,000 due in monthly principal
 installments of $1,000 for August and September 1999,
 $2,000 for October 1999 to January 2000, and $5,000
 for February and March 2000, plus accrued interest.
 The remaining principal and interest on the note is due
 in full on April 1, 2000.  The interest rate is adjustable
 to 2.75% over prime and at December 31, 1999 was
 11.25%.  Secured by real estate and other business
 assets.                                                            44,000           -

 14.00% note receivable of $20,000 due in monthly principal
 installments of $1,000 from November 1, 1999 through
 June 1, 2001, plus interest.  Secured by real estate, other
 business assets, and a personal guarantee.                         18,000           -

          Total Notes Receivable                                $  108,994   $  53,634

Notes receivable mature as follows:

     Year ending December 31,
          2000                  $   57,005
          2001                      51,989
                                $  108,994


3.     Mortgage Loans and Other Receivable, Net:

Mortgage loans and other receivable acquired at a discount consist of the following:

                                                  1999          1998

    Original Principal Amount                     $ 972,394     $ 818,777
    Unamortized Discount                           (535,616)     (434,207)
      Mortgage Loans and Other Receivable, Net    $ 436,778     $ 384,570

Original loans consist of the following at
 December 31, 1999:
                                                  Principal     Unamortized
                                                  Amount        Discount

    8.30% mortgage loan, due 2008                 $ 437,400     $ 266,083
    10.50% mortgage loan, due 1989                  242,404       187,404
    8.00% mortgage loan, due 1996                    99,585         9,485
    9.05% mortgage loan, due 1998                    68,735           635
    10.50% mortgage loan, due 2012                   40,231        28,559
    11.50% mortgage loan, due 1999                   32,700        24,700
    10.50% mortgage loan, due 2002                   21,254         8,665
    Other non-interest bearing secured receivable,
     due 1995                                        30,085        10,085
               Totals                             $ 972,394     $ 535,616

Original loans consist of the following at
 December 31, 1998:
                                                                Unamortized
                                                  Principal     Discount
                                                  Amount        (Premium)

    8.30% mortgage loan, due 2008                 $ 440,596     $ 268,026
    11.00% mortgage loan, due 1994                  234,447       129,447
    10.50% mortgage loan, due 2012                   44,892        29,892
    9.75% mortgage loan, due 2002                    38,277         6,276
    8.00% mortgage loan, due 2002                    30,480        (9,519)
    Other non-interest bearing secured
     receivable, due 1995                            30,085        10,085
               Totals                             $ 818,777     $ 434,207


     The discounts are based on imputed interest rates ranging from 8.00% to 11.50%.

4.     Real Estate Under Operating Lease, Net:

     Real estate under operating lease consists of the following:

                                                  1999          1998

          Land and Improvements                   $   60,075    $   60,075
          Building and Improvements                  114,500       114,500
          Accumulated Depreciation                    (9,718)       (3,722)
           Real Estate Under Operating Lease, Net $  164,857    $  170,853

The Company is a lessor of the above real estate.  See Note 8.

5.     Other Assets:

Other assets consist of the following:

                                                  1999          1998

          Certificate of Deposit                  $  100,000    $  100,417
          Other Deposit                                5,000             -
           Other Assets                           $  105,000    $  100,417

At December 31, 1999 and 1998 $100,000 of the certificate of deposit was pledged to the line of credit. See Note 6.

6.     Note Payable, Bank:

The Company has a $400,000 demand line of credit agreement with a local bank. Interest at the lender's base rate is payable monthly. The interest rate was 8.50% and 7.75% at December 31, 1999 and 1998, respectively. The line of credit is secured by a pledge of a certificate of deposit of $100,000, limited guarantee of the members of the Company, and a security interest in all business assets. See Note 5.

7.     Long-Term Debt:

Long-term debt consists of an 8.59% mortgage note payable to a local bank. The mortgage is due in monthly principal installments of $1,159 plus interest. A final installment of principal and interest is due September 30, 2004. The mortgage includes certain covenant provisions including, but not limited to, maintenance of the property, insurance coverage and the maintenance of an operating cash flow to debt service ratio. Interest expense on all debt was $3,999 and $2,253 at December 31, 1999 and 1998, respectively. The mortgage note payable matures as follows:

     Year ending December 31,
               2000                   $   13,908
               2001                       13,908
               2002                       13,908
               2003                       13,908
               2004                       81,050
                                       $ 136,682

8.     Rental Income:

The Company leases its land, building and improvements under an operating lease. The initial five-year term of the lease expires December 31, 2002. The lease is renewable, at the lessee's option, for one additional five-year term. The base monthly rent was $2,850 and $2,650 for 1999 and 1998, respectively, and it increases $200 per year during the initial lease term. Rental income for the years ended December 31, 1999 and 1998 was $42,723 and $37,714, respectively and is presented net of depreciation, property taxes, mortgage interest, and repair and maintenance charges. The initial lease term includes a provision for additional rent based on the cost of land improvements incurred by the Company. See Note 4.

Future minimum rental receipts under this operating lease are as follows:

     Year ending December 31,
               2000                    $   44,254
               2001                        46,654
               2002                        49,054
                                       $  139,962

9.     Subsequent Events:

     A.     Northborough Realty Holdings, LLC:

          Subsequent to year end December 31, 1999, the Company borrowed $340,000 on its line of credit, made purchases of mortgage loans totaling $110,000 and made member distributions of $240,000.

     B.     Northborough Holdings, Inc.:

On December 28, 1999 NHI entered into an agreement with NRH to acquire all of the membership interests of NRH for common stock of NHI in a tax-free exchange. The transaction is expected to close in the first quarter of 2000. NHI, a C-corporation, will be subject to federal and state corporate income taxes on the income of NRH.


NORTHBOROUGH REALTY HOLDINGS, LLC
FORECASTED FINANCIAL STATEMENTS
UNDER THE HYPOTHETICAL ASSUMPTIONS IN NOTE 1     ACTUAL HISTORICAL RESULTS
BALANCE SHEETS
                                                  1997      1998      1999
ASSETS
CURRENT ASSETS:
  CASH                                               8,924     4,881     5,910
  INVESTMENTS AND MARKETABLE SECURITIES            206,355   100,417   105,000
  LOAN PORTFOLIO                                   151,001   438,204   545,772
    TOTAL CURRENT ASSETS                           366,280   543,502   656,682
FIXED ASSETS:
  LAND                                              33,473    26,00     26,000
  BUILDINGS AND IMPROVEMENTS                       133,890  148,575    148,575
    TOTAL FIXED ASSETS                             167,363  174,575    174,575
  LESS ACCUMULATED DEPRECIATION                        293    3,722      9,718
    NET FIXED ASSETS                               167,070  170,853    164,857
OTHER ASSETS:
  INTANGIBLES
  LESS ACCUMULATED AMORTIZATION
    TOTAL OTHER ASSETS
    TOTAL ASSETS                                   533,350  714,355    821,539

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  ACCOUNTS PAYABLE
  NOTES PAYABLE-CURRENT                                           0     27,336
  NOTES PAYABLE-LINE                                        230,000     37,000
  OTHER CURRENT LIABILITIES                          5,000    2,650    257,650
  INCOME TAXES                                         426      250        250
    TOTAL CURRENT LIABILITIES                        5,426  232,900    322,236
OTHER LIABILITIES:
  NOTE PAYABLE                                           0        0    136,682
  LESS CURRENT PORTION                                   0        0     27,336
    TOTAL OTHER LIABILITIES                              0        0    109,346
STOCKHOLDERS'/ OWNERS'  EQUITY:
  COMMON STOCK/CAPITAL                             300,000  300,000    300,000
  PREFERRED STOCK
  RETAINED EARNINGS/ACCUMULATED CAPITAL            227,924  181,455     89,957
  CURRENT PERIOD P&L                                     0        0          0
    TOTAL STOCKHOLDERS' EQUITY                     527,924  481,455    389,957
    TOTAL LIABILITIES & STOCKHOLDERS'EQUITY        533,350  714,355    821,539

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS AND ACCOUNTING POLICIES AND ACCOUNTANTS' REPORT

NORTHBOROUGH REALTY HOLDINGS, LLC
PROJECTED FINANCIAL STATEMENTS
UNDER THE HYPOTHETICAL ASSUMPTIONS IN NOTE 1     ACTUAL HISTORICAL RESULTS
STATEMENTS OF RETAINED EARNINGS/CAPITAL
                                                  1997      1998      1999
RETAINED EARNINGS/ ACCUMULATED CAPITAL-BEGINNING     2,066  227,924   181,455

NET EARNINGS                                       736,858  235,531    248,502

LESS DISTRIBUTIONS                                (511,000)(282,000)  (340,000)

RETAINED EARNINGS/ ACCUMULATED CAPITAL-ENDING      227,924  181,455    89,957


SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS AND ACCOUNTING POLICIES AND ACCOUNTANTS' REPORT

NORTHBOROUGH REALTY HOLDINGS, LLC
FORECASTED FINANCIAL STATEMENTS
UNDER THE HYPOTHETICAL ASSUMPTIONS IN NOTE 1     ACTUAL HISTORICAL RESULTS
STATEMENTS OF NET INCOME
                                                  1997      1998      1999
REVENUES:
  RENTAL INCOME                                     3,788    37,714     42,724
  DEBT COLLECTION FEE INCOME                                  4,500     31,327
  INTEREST AND MARKET DISCOUNT INCOME             600,116   175,741    221,442
  GAIN ON SALES                                   259,492    35,349
  INVESTMENT INTEREST INCOME                        5,855     8,020      4,529
    TOTAL INCOME                                  869,251   261,324    300,022

GENERAL & ADMINISTRATIVE EXPENSES:
  SALARIES & WAGES
  OFFICERS SALARIES
  PAYROLL TAXES
  HEALTH INSURANCE BENEFITS
  RENT
  UTILITIES
  INSURANCE                                         8,060     2,338      1,388
  OFFICE SUPPLIES & EXPENSE                         4,443       645        877
  OFFICE EQUIPMENT
  POSTAGE                                                       177        363
  TELEPHONE & INTERNET
  ACCOUNTING & AUDIT                                3,450     4,050     18,625
  LEGAL                                            39,181         0      6,954
  OTHER PROFESSIONAL FEES                          23,973     5,000      1,263
  TRAVEL & ENTERTAINMENT                           30,104     3,979      1,507
  AMORTIZATION
  RENTAL EXPENSES                                   8,679        18     12,253
  DEPRECIATION                                        214     3,651      5,996
  TAXES                                               250       926        250
  INTEREST EXPENSE                                 12,860     2,253      1,984
  MISCELLANEOUS                                     1,179     2,756         60
    TOTAL GENERAL & ADMINISTRATIVE EXPENSES       132,393    25,793     51,520
INCOME BEFORE TAXES                               736,858   235,531    248,502

    PROVISION FOR INCOME TAXES                          0         0          0
NET INCOME                                        736,858   235,531    248,502

CUMULATIVE NET INCOME

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS AND ACCOUNTING POLICIES AND ACCOUNTANTS' REPORT

NORTHBOROUGH REALTY HOLDINGS, LLC
FORECASTED FINANCIAL STATEMENTS
UNDER THE HYPOTHETICAL ASSUMPTIONS IN NOTE 1     ACTUAL HISTORICAL RESULTS
STATEMENTS OF CASH FLOW
                                                  1997      1998      1999
OPERATING ACTIVITIES
  NET INCOME                                      736,858   235,531    248,502
  ADD:
    DEPRECIATION                                      214     3,651      5,996
    AMORTIZATION                                        0         0          0
                                                  737,072   239,182    254,498
   ADJUSTMENTS:
    ACCOUNTS PAYABLE
    ACCRUED EXPENSES                                6,443    (2,526)    15,000
    ACCRUED INCOME TAXES                                0         0          0
      TOTAL FROM OPERATIONS                       743,515   236,656    269,498

INVESTING ACTIVITIES:
  ACQUISITION OF FIXED ASSETS                    (167,363)   (7,212)         0
  INVESTMENT IN LOAN PORTFOLIO-NET                148,999  (287,202)  (107,568)
  INVESTMENTS AND MARKETABLE SECURITIES          (206,355)  105,938     (4,583)
  OTHER                                                 0      (223)         0
    TOTAL FROM INVESTING ACTIVITIES              (224,719) (188,699)  (112,151)

FINANCING ACTIVITIES:
  PROCEEDS FROM BORROWINGS:
    NOTE PAYABLE                                                       139,000
    LINE                                                    230,000
  REPAYMENT OF DEBT:
    NOTE PAYABLE                                                        (2,318)
    LINE                                                              (193,000)
  DIVIDENDS  DISTRIBUTIONS PAID                  (511,000) (282,000)  (100,000)
  ISSUANCE OF PREFERRED STOCK                           0         0          0
      TOTAL FROM FINANCING ACTIVITIES            (511,000)  (52,000)  (156,318)
INCREASE(DECREASE) IN CASH                          7,796    (4,043)     1,029

CASH BEGINNING OF YEAR                              1,128     8,924      4,881
CASH END OF YEAR                                    8,924     4,881      5,910

CASH PAID FOR:
  INTEREST                                         12,860     2,253      3,999
  TAXES                                               250       926        250

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS AND ACCOUNTING POLICIES AND ACCOUNTANTS' REPORT


NORTHBOROUGH REALTY HOLDINGS, LLC
FORECASTED FINANCIAL STATEMENTS
UNDER THE HYPOTHETICAL ASSUMPTIONS IN NOTE 1                 YEAR        YEAR       YEAR
BALANCE SHEETS                                               ONE         TWO         THREE
                                                 BEGINNING   TOTAL       TOTAL       TOTAL


ASSETS
CURRENT ASSETS:
  CASH                                               5,910     368,830     691,981     271,019
  INVESTMENTS AND MARKETABLE SECURITIES            105,000     529,272     191,055    200,830
  LOAN PORTFOLIO                                   545,772   2,322,492   3,395,955   5,015,529
    TOTAL CURRENT ASSETS                           656,682   3,220,593   4,278,991   5,487,378
FIXED ASSETS:
  LAND                                              26,000      26,000      26,000      26,000
  BUILDINGS AND IMPROVEMENTS                       148,575   1,148,575   1,148,575  1,148,575
    TOTAL FIXED ASSETS                             174,575   1,174,575   1,174,575   1,174,575
  LESS ACCUMULATED DEPRECIATION                      9,718      27,192      56,270      85,348
    NET FIXED ASSETS                               164,857   1,147,383   1,118,305   1,089,227
OTHER ASSETS:
  INTANGIBLES                                            0      50,000      50,000      50,000
  LESS ACCUMULATED AMORTIZATION                          0       9,167      19,167      29,167
    TOTAL OTHER ASSETS                                   0      40,833      30,833      20,833
    TOTAL ASSETS                                   821,539   4,408,809   5,428,129   6,597,438

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  ACCOUNTS PAYABLE                                       0      10,000      15,000      20,000
  NOTES PAYABLE-CURRENT                             27,336      27,336      27,336      27,336
  NOTES PAYABLE-LINE                                37,000           0           0           0
  OTHER CURRENT LIABILITIES                        257,650     257,650     257,650     257,650
  INCOME TAXES                                         250     282,277     424,316     315,191
    TOTAL CURRENT LIABILITIES                      322,236     577,263     724,302     620,177
OTHER LIABILITIES:
  NOTE PAYABLE                                     136,682     109,346      82,009      54,673
  LESS CURRENT PORTION                              27,336      27,336      27,336      27,336
    TOTAL OTHER LIABILITIES                        109,346      82,010      54,673      27,337
STOCKHOLDERS'/ OWNERS'  EQUITY:
  COMMON STOCK/CAPITAL                             300,000     300,000     300,000     300,000
  PREFERRED STOCK                                            3,000,000   3,000,000   3,000,000
  RETAINED EARNINGS/ACCUMULATED CAPITAL             89,957      89,957     449,537  1,349,155
  CURRENT PERIOD P&L                                     0     359,580     899,618   1,300,770
    TOTAL STOCKHOLDERS' EQUITY                     389,957   3,749,537   4,649,155  5,949,925
    TOTAL LIABILITIES & STOCKHOLDERS'EQUITY        821,539   4,408,809   5,428,129  6,597,438

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS AND ACCOUNTING POLICIES AND
ACCOUNTANTS' REPORT


NORTHBOROUGH REALTY HOLDINGS, LLC
FORECASTED FINANCIAL STATEMENTS               YEAR       YEAR       YEAR
UNDER THE HYPOTHETICAL ASSUMPTIONS IN NOTE 1  ONE        TWO        THREE
STATEMENTS OF NET INCOME
                                              TOTAL      TOTAL      TOTAL
REVENUES:
  RENTAL INCOME                                   92,000    180,000    216,000
  DEBT COLLECTION FEE INCOME                      18,000     18,000     18,000
  INTEREST AND MARKET DISCOUNT INCOME            165,095    358,388    514,238
  GAIN ON SALES                                  736,640  1,738,268  2,490,213
  INVESTMENT INTEREST INCOME                      74,272     11,783      9,775
    TOTAL INCOME                               1,086,007  2,306,440  3,248,226

GENERAL & ADMINISTRATIVE EXPENSES:
  SALARIES & WAGES                                45,000    112,500    180,000
  OFFICERS SALARIES                              144,000    174,000    204,000
  PAYROLL TAXES                                   18,900     28,650     38,400
  HEALTH INSURANCE BENEFITS                       45,600     57,300     69,000
  RENT                                            36,000     50,400     64,800
  UTILITIES                                        2,400      4,200      6,000
  INSURANCE                                        2,400      6,000      9,600
  OFFICE SUPPLIES & EXPENSE                        9,600     16,800     24,000
  OFFICE EQUIPMENT                                10,000     20,000     10,000
  POSTAGE                                          2,400      6,000      9,600
  TELEPHONE & INTERNET                             4,800     12,000     19,200
  ACCOUNTING & AUDIT                              12,000     18,000     24,000
  LEGAL                                           45,000    105,000    165,000
  OTHER PROFESSIONAL FEES                          6,000      6,000      6,000
  TRAVEL & ENTERTAINMENT                           6,000     12,000     18,000
  AMORTIZATION                                     9,167     10,000     10,000
  RENTAL EXPENSES                                 15,000     19,200     24,000
  DEPRECIATION                                    17,474     29,078     29,078
  TAXES                                                0          0          0
  INTEREST EXPENSE                                10,359      8,052      5,744
  MISCELLANEOUS                                    1,800      4,800      9,000
    TOTAL GENERAL & ADMINISTRATIVE EXPENSES      443,900    699,980    925,422
INCOME BEFORE TAXES                              642,107  1,606,460  2,322,804

    PROVISION FOR INCOME TAXES                   282,527    706,843  1,022,034
NET INCOME                                       359,580    899,618  1,300,770

CUMULATIVE NET INCOME

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS AND ACCOUNTING POLICIES AND ACCOUNTANTS' REPORT

NORTHBOROUGH REALTY HOLDINGS, LLC
FORECASTED FINANCIAL STATEMENTS               YEAR       YEAR       YEAR
UNDER THE HYPOTHETICAL ASSUMPTIONS IN NOTE 1  ONE        TWO        THREE
STATEMENTS OF CASH FLOW
                                              TOTAL      TOTAL      TOTAL
OPERATING ACTIVITIES
  NET INCOME                                     359,580    899,618  1,300,770
  ADD:
    DEPRECIATION                                  17,474     29,078     29,078
    AMORTIZATION                                   9,167     10,000     10,000
                                                 386,221    938,696  1,339,848
   ADJUSTMENTS:
    ACCOUNTS PAYABLE                              10,000      5,000      5,000
    ACCRUED EXPENSES                                   0          0          0
    ACCRUED INCOME TAXES                         282,027    142,039   (109,125)
      TOTAL FROM OPERATIONS                      678,248  1,085,734  1,235,723

INVESTING ACTIVITIES:
  ACQUISITION OF FIXED ASSETS                 (1,000,000)         0          0
  INVESTMENT IN LOAN PORTFOLIO-NET            (1,776,720)(1,073,463)(1,619,574)
  INVESTMENTS AND MARKETABLE SECURITIES         (424,272)   338,217     (9,775)
  OTHER                                          (50,000)         0          0
    TOTAL FROM INVESTING ACTIVITIES           (3,250,992)  (735,247)(1,629,349)

FINANCING ACTIVITIES:
  PROCEEDS FROM BORROWINGS:
    NOTE PAYABLE                                       0          0          0
    LINE                                               0          0          0
  REPAYMENT OF DEBT:
    NOTE PAYABLE                                 (27,336)   (27,336)   (27,336)
    LINE                                         (37,000)         0          0
  DIVIDENDS  DISTRIBUTIONS PAID                        0          0          0
  ISSUANCE OF PREFERRED STOCK                          0          0          0
      TOTAL FROM FINANCING ACTIVITIES          2,935,664    (27,336)   (27,336)
INCREASE(DECREASE) IN CASH                       362,920    323,151   (420,962)

CASH BEGINNING OF YEAR                             5,910    368,830    691,981
CASH END OF YEAR                                 368,830    691,981    271,019

CASH PAID FOR:
  INTEREST                                        10,359      8,052      5,744
  TAXES                                              500    564,804  1,131,158

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS AND ACCOUNTING POLICIES AND ACCOUNTANTS' REPORT

NORTHBOROUGH REALTY HOLDINGS, LLC
FORECASTED FINANCIAL STATEMENTS               YEAR       YEAR       YEAR
UNDER THE HYPOTHETICAL ASSUMPTIONS IN NOTE 1  ONE        TWO        THREE
SUPPLEMENTAL SCHEDULES
                                              TOTAL      TOTAL      TOTAL
LOAN PORTFOLIO:
BALANCE BEGINNING                                545,772  2,322,492  3,395,955

PURCHASES-FROM CAPITAL INVESTMENT              1,650,000    350,000          0
PURCHASES-REINVESTMENT                         1,600,000  4,200,000  6,600,000

LIQUIDATIONS                                  (1,473,280)(3,476,537)(4,980,426)

BALANCES ENDING                                2,322,492  3,395,955  5,015,529

INCOME EARNED:
  ON OUTSTANDING BALANCE                         165,095    358,388    514,238
  ON LIQUIDATION                                 736,640  1,738,268  2,490,213

INVESTMENTS
BALANCE BEGINNING                                105,000    529,272    191,055

ADDITIONS                                      3,000,000          0          0

REDUCTIONS:
    TO LONG-TERM INVESTMENTS                  (1,000,000)         0          0
    TO LOAN PORTFOLIO                         (1,650,000)  (350,000)         0

INCOME                                            74,272     11,783      9,775

BALANCE ENDING                                   529,272    191,055    200,830

INCOME                                            76,477     10,374      9,815


INCOME TAX LIABILITIES:
BALANCE BEGINNING                                    250    282,277    424,316

ACCRUED TAX LIABILITY                            282,527    706,843  1,022,034

ESTIMATED PAYMENT                                   (500)  (564,804)(1,131,158)

BALANCE ENDING                                   282,277    424,316    315,191

ACCOUNTS PAYABLE
BALANCE BEGINNING                                      0     10,000     15,000

INCREASE (DECREASE)                               10,000      5,000      5,000

BALANCE ENDING                                    10,000     15,000     20,000

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS AND ACCOUNTING POLICIES AND ACCOUNTANTS' REPORT

NORTHBOROUGH REALTY HOLDINGS, LLC
FORECASTED FINANCIAL STATEMENTS               YEAR       YEAR       YEAR
UNDER THE HYPOTHETICAL ASSUMPTIONS IN NOTE 1  ONE        TWO        THREE
SUPPLEMENTAL SCHEDULES
                                              TOTAL      TOTAL      TOTAL

NOTES PAYABLE


LINE
BALANCE BEGINNING                                 37,000          0          0

PROCEEDS                                               0          0          0

REPAYMENTS                                       (37,000)         0          0
BALANCE ENDING                                         0          0          0

INTEREST          9.50%                                0          0          0


NOTE PAYABLE-TERM
BALANCE BEGINNING                                136,682    109,346     82,009

PROCEEDS                                               0          0          0

REPAYMENTS          60                           (27,336)   (27,336)   (27,336)
BALANCE ENDING                                   109,346     82,009     54,673
INTEREST          8.50%                           10,359      8,036      5,712

TOTAL INTEREST                                    10,359      8,036      5,712

SEE SUMMARY OF SIGNIFICANT ASSUMPTIONS AND ACCOUNTING POLICIES AND ACCOUNTANTS' REPORT

     Northborough Realty Holdings, LLC

     Notes to Forecasted Financial Statements

     January 1, 2000


1.     Nature of Forecasted Financial Statements

The accompanying forecasted financial statements of Northborough Realty Holdings, LLC presents information, to the best of managements' knowledge and belief on the financial condition and results of operations for the forecast period. Accordingly, the forecast reflects its judgment as of January 1, 2000, the date of the forecast, of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecast. There will usually be differences between forecasted and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

2.     Organization:

Northborough Realty Holdings, LLC (the Company), started operations in 1996. The Company acquires distressed financial assets from financial institutions at discounts. It manages these assets either by collecting the debts, renegotiating terms, selling or liquidating the assets. The Company has historically operated as a Limited Liability Company (LLC) and the members have paid the entity income taxes.

3.     Forecasted Capital Contribution - $3,000,000:

The accompanying forecasted financial statements anticipate a preferred minority investment of $3,000,000. It is forecasted that the corporate structure will be changed and the entity will assume the obligations to pay income taxes at corporate rates. The preferred minority investment is classified as preferred stock. No preferred dividend has been included in these forecasts.

4.     Other Significant Forecasted Assumptions:

A.     Investments and Marketable Securities:

Idle cash is assumed to be invested in short term marketable securities that will earn a 5% return recorded as investment interest income.

B.     Loan Portfolio:

It is anticipated that it will take at least 15 months to fully invest the forecasted capital contribution into working assets. The loan portfolio is expected to liquidate 10% of its portfolio per month and realize a 50% margin on liquidation of assets. The loan portfolio is anticipated to earn ongoing a 12% return on book value during its holding period.

     Northborough Realty Holdings, LLC

     Notes to Forecasted Financial Statements

     January 1, 2000


4.     Other Significant Forecasted Assumptions: (Continued)

C.     Fixed Assets:

In some cases the Company has foreclosed on real estate properties and held the assets as long term investments. It is anticipated that $1,000,000 of the capital contribution described in Note 2 would be invested in fixed assets producing rental income. These assets are depreciated over a 40 year life.

D.     Income Taxes:

As described in Note 2 it is anticipated that the Company will change its tax status and incur the liability for income taxes that have historically been paid at the member level. A 44% Federal and State income tax rate has been assumed.

E.     Stockholders Equity:

As stated above the Company has historically operated as a limited liability company. The Company was originally capitalized with $300,000 from the members. Through 1999, the Company will have retained $252,000 of accumulated capital which has been treated the same as retained earnings for purposes of these forecasts. The actual accounting treatment may vary depending on the corporate structure elected for the new entity.

F.     New Loan Offices:

It is forecasted that the Company will open four new loan offices over the three year forecasted period. Each satellite office will incur the following increased annual costs plus a one time equipment cost of $10,000.

Salaries and Wages               $45,000
Payroll Taxes                      4,500
Fringe Benefits                    7,800
Rent                               9,600
Office Supplies                    7,200
Telephone and Utilities            6,000
Insurance                          2,400
Travel and Entertainment           3,000
                                 $85,500

     Northborough Realty Holdings, LLC

     Notes to Forecasted Financial Statements

     January 1, 2000


5.     Spreadsheet Rounding Errors:

The accompanying forecasted financial statements use spreadsheet calculations that may result in small rounding errors on column totals.

PART III

ITEM I.  INDEX TO EXHIBITS

(b)      Exhibits

3.1      Articles of Incorporation

3.2      Bylaws

4.1      Not applicable

7        Not applicable

9        Not applicable

10.1     MATERIAL CONTRACTS

11       Not applicable

14       Not applicable

16       Not applicable

21       Not applicable

22.1     Subsidiaries of the Registrant

23.1     Consent of Counsel, Mark T. Thatcher of Nadeau & Simmons, P.C.

23.2     Consent of Rooney, Plotkin & Willey, LLP, Certified Public Accountant

24       Not applicable

27       Financial Data Schedule

28       Not applicable

99       Not applicable

99.1     Safe Harbor Compliance Statement


ITEM 2.  DESCRIPTION OF EXHIBITS

See Item I above.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 17, 2000

/s/ James R. Simmons


By:_________________________
    James R. Simmons

Chief Executive Officer